May 31, 2017

VIA EDGAR

Mr. Roger Schwall

Assistant Director

Officer of Natural Resources

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Mail Stop 3561

Washington, D.C. 20549

Re:	The Simply Good Foods Company Registration Statement on Form S-4 Filed April 11, 2017, as amended May 15, 2017 File No. 333-217244

Dear Mr. Schwall:

This letter sets forth responses of The Simply Good Foods Company (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 26, 2017 with respect to the above-referenced Registration Statement on Form S-4 (File No. 333-217244) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 2 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

1 Greenwich Office Park, 2nd Floor, Greenwich, CT 06831 www.centerviewcapital.com

General

Summary of the Proxy Statement/Prospectus, page 14

Atkins, page 14

1.	Staff’s comment: We note your response to comment 3 states certain statements in your registration statement rely on studies that you commissioned. Please file a consent for each commissioned study pursuant to Rule 436 of the Securities Act. In addition, in each location where a statement that relies on a commissioned study appears, please disclose the name of the study, entity that conducted the study, and the fact that you commissioned the study.

Response: In response to the Staff's comment, we have revised the disclosure on pages 18 and 124 to indicate in each location where we have relied on a commissioned study, the name of the study, the entity that conducted the study, and the fact that we commissioned the study.

With respect to the consents, the Company respectfully submits that the third party providers of these studies are not "experts" under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933 provides that an expert is "any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him." The Company respectfully submits that the third party providers of these studies are not among the class of persons subject to Section 7 and Rule 436 as "experts" unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as "experts." Accordingly, the Company believes that the third party providers of these studies should not be considered "experts" within the meaning of the federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from these studies included in the Registration Statement was not prepared in connection with the Registration Statement. As a result of the foregoing, the Company respectfully submits that the third party providers of these studies are not experts for purposes of Rule 436 and thus a consent of such parties is not required to be filed as an exhibit.

2.	Staff’s comment: We note your response to prior comment 4, and reissue our prior comment in part. Please revise the presentation of your two charts entitled “—$600M Brand at Retail” and “U.S. Snacking POS Data: 2008-2016” to reconcile the retail sales figures to your net sales figures contained on page F-30 of the prospectus. In this regard, for example, if you believe these charts convey important information for investors, please also provide analogous charts of your net sales figures for fiscal year 2016 and net sales CAGR 2008- 2016. See Rule 408(a) of the Regulation C.

Response: In response to the Staff’s comment, we have revised the Registration Statement to remove the charts referenced in the Staff’s comment.

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3.	We note that the “—$600M Brand at Retail” chart does not appear to present solely third-party retail sales metrics, as international appears a compilation of your net sales figures for Canada and other international, which we further note does not appear consistent with your geographic segments as presented in Note 15 on page F-51. If you retain the fiscal year 2016 retail sales chart, please ensure this only presents third-party retail sales figures to avoid confusion.

Response: As noted in our response to the previous comment, we have revised the Registration Statement to remove the charts referenced in the Staff’s comment.

Summary Historical Financial Information of Atkins, page 24

4.	Staff’s comment: We note that you have revised the label of Normalized Adjusted Net Sales to Atkins’ Pro Forma Adjusted Net Sales. Similarly, you revised the label of Normalized Adjusted EBITDA to Atkins’ Pro Forma Adjusted EBITDA. However, your notes to these Pro Forma measures continue to characterize them as non-GAAP measures and the heading to this table references historical financial information. The current presentation conflates the two distinct measures. Accordingly, revise your presentation to ensure that you adequately describe whether these financial measures are i) non-GAAP or ii) pro forma.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 24 and 25 to indicate that the referenced information are “pro forma” measures and not “non-GAAP” measures and have also revised the heading of the section to indicate that not all of the information is historical.

5.	Staff’s comment: Please reconcile the non-GAAP measure, Frozen Meals Related EBITDA to the most comparable GAAP measure, such as net income attributable to the frozen meals business. We presume you would prepare these reconciliations using the financial information for the frozen foods business that is separately presented on pages 60 and 62.

Response: In response to the Staff’s comment, we have added a reconciliation of Frozen Meals Related EBITDA to Income (loss) from operations in footnote 3 to the table under “Summary Historical and Other Financial Information of Atkins” and have referenced the information presented in the Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

6.	Staff’s comment: We note the unaudited pro forma condensed combined income statement for Conyers Park for the six months ended March 31, 2017 was prepared by subtracting the unaudited period from April 20, 2016 (inception) through September 30, 2016 from the audited period from April 20, 2016 (inception) through December 31, 2016 and adding the unaudited three months ended March 31, 2017. Please present a schedule that shows how you derived the condensed combined income statement for Conyers Park for the six months ended March 31, 2017 using financial information from periodic reports filed by Conyers Park.

Response: In response to the Staff’s comment, we have revised the disclosure on page 65 to add “Note 3, Reconciliation of Conyers Park’s Historical Statement of Operations” to the Unaudited Pro Forma Condensed Combined Financial Information to clarify how the condensed combined income statement for Conyers Park for the six months ended March 31, 2017 has been derived.

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7.	Staff’s comment: We note in response to prior comment 11 your pro forma financial statements now reflect the impact of the Atkins License arrangement on your statements of operations for the 52-week period ended August 27, 2016 and the 26-week period ended February 27, 2016. Please include details of the components that make up the adjustment to net sales. That is, the elimination of the frozen meals net sales and the inclusion of the fixed licensing fee.

Response: In response to the Staff’s comment, we have revised the disclosure on page 65 to add “Note 4, Pro Forma Adjustments to Net Sales for the Atkins License Arrangement” to the Unaudited Pro Forma Condensed Combined Financial Information to clarify the components that make up the adjustment to net sales.

8.	Staff’s comment: We note in response to prior comment 12 your pro forma earnings per share calculation includes 60,250,000 shares of common stock assuming no redemptions and 45,562,500 shares assuming full redemption. Please clarify why you excluded the 10 million shares to be issued in a private placement in the calculations of pro forma earnings per share.

Response: In response to the Staff’s comment, we have revised the disclosure on page 58 to include the 10 million shares to be issued in a private placement in the introductory paragraphs to the Unaudited Pro Forma Condensed Combined Financial Information.

9.	Staff’s comment: We note in response to prior comment 13 that you do not anticipate updating the purchase price computation from $10 per share to a more current market price for your common shares. Please confirm that you plan to measure the 10,250,000 shares of equity consideration for the acquisition of Atkins at the acquisition date fair value. Refer to FASB ASC 805-30-30-7.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that in our response to prior comment 13, we should have clarified that we do not anticipate updating the purchase price computation for purposes of the Unaudited Pro Forma Condensed Combined Financial Information. The Company will measure consideration in accordance with ASC 805-30-30-7 upon consummation of the Business Combination.

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10.	Staff’s comment: We have read your response to prior comment 15 in which you explain the tax receivable liability represents a contingent dividend for accounting purposes rather than contingent consideration. Please address the following items as they relate to your proposed accounting and valuation of this liability.

●	Tell us how you considered the guidance in FASB ASC 805-10-25-20 and 25-21 in concluding the tax receivable agreement was not part of the business combination transaction. Specifically, FASB ASC 805-10-25-21 states that a transaction entered into for the benefit of the acquirer or the combined entity rather than for the benefit of the acquiree is likely to be viewed as a separate transaction. In this regard, we note the tax receivable agreement benefits the Atkins shareholders.

●	Please provide further detail to support your characterization of the future payments to be made under the tax receivable to Atkins shareholders as dividends. In this regard, generally dividends are paid to all holders of a class of stock rather than only to a select group.

●	Provide details of the estimates and assumptions used to determine the tax receivable liability account balance reflected on your pro forma balance sheet as of February 25, 2017 and clarify if such amounts correlate to tax attributes in the historical financial statements of Atkins.

●	We note the Atkins shareholders will be paid for the use of up to $100 million of certain tax attributes. Tell us how you selected the tax attributes for which the Atkins shareholders would be paid and determined the $100 million cap.

●	Please explain how you will account for any subsequent measurements of this liability and cite the specific authoritative accounting guidance you will utilize to support this accounting treatment.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the tax receivable agreement (the “TRA”) is an arrangement, in substance, in which the Atkins equityholders collectively agree to a future distribution of assets of the entity on a prorated basis in accordance with their relative ownership interests, effectively representing a contingent dividend for accounting purposes.  This fact pattern led us to the determination that it was appropriate for the Company to record the offsetting entry from the TRA liability to additional paid-in capital, consistent with the classification of cash dividends. We understand the viewpoint of the Commission on this matter, and the Commission’s preferred treatment of the tax receivable liability as contingent consideration will be applied.

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The estimates and assumptions used to determine the tax receivable liability were based on the recitals, articles, and definitions detailed in the TRA, as executed.  Specifically, the balance is made up of the “Company Pre-Closing Tax Attributes” defined therein.  The impact of IRC Sec. 382 limitations thereon, as applicable, was considered and discussed in the Registration Statement.  Further, payout percentages and applicable cap amounts detailed in the Registration Statement are based upon the articles of the TRA as executed, and were not subject to assumptions and estimates.  As the liability is subject to measurement in the future based on filed tax returns and consequential attribute adjustments, any impact will affect the Company’s income statement.  This treatment is consistent with the ASC 450-20 guidelines for loss contingency accounting. We have added the following disclosure to the Unaudited Pro Forma Condensed Combined Financial Information on page 64:

At the closing of the Business Combination, Simply Good Foods will enter into the Tax Receivable Agreement with the Stockholders’ Representative (on behalf of the Selling Equityholders). The Tax Receivable Agreement will be treated as contingent consideration for accounting purposes and included as part of the consideration transferred in the business combination. The Tax Receivable Agreement obligation will be recorded at its acquisition-date fair value and classified as a liability. The Tax Receivable Agreement will generally provide for the payment by Simply Good Foods to the Selling Equityholders for certain federal, state, local and non-U.S. tax benefits deemed realized (as described in more detail in the section entitled “Proposal No. 1 — Approval of the Business Combination — The Tax Receivable Agreement”) in post-closing taxable periods by Simply Good Foods, Conyers Park, Atkins and Atkins eligible subsidiaries from the use of up to $100 million of the following tax attributes: (i) net operating losses available to be carried forward as of the closing of the Business Combination; (ii) certain deductions generated by the consummation of the transactions contemplated by the Merger Agreement; and (iii) remaining depreciable tax basis from the 2003 acquisition of Atkins Nutritionals, Inc. As of February 25, 2017, the estimated fair value of these contingent payments is $16,058 which has been recorded as a liability and represents 100% of the value of the recorded tax attributes. Subsequent changes in fair value of the contingent liability will be recognized in earnings.

Background of the Business Combination, page 84

11.	Staff’s comment: In response to prior comment 22, you disclose that on April 3, 2017 the board of Conyers Park met to approve the merger agreement, the common stock private placement, the debt financing, and the ancillary documents. However, we note that from April 4-10, 2017, you disclose that a revised merger agreement was drafted; the parties came to a general agreement on the size of the private placement and reached out to institutional investors and later reached agreement with certain institutional investors and executed the common stock private placement; and negotiated and executed the debt financing commitment, all before the parties executed the merger agreement on April 10, 2017. Accordingly, please disclose if the Conyers Park board met to give its approval to the revised merger agreement and all related transactions as ultimately agreed and executed, or otherwise consented to such changes, before recommending that the stockholders approve and adopt the merger agreement.

Response: In response to the Staff’s comment, we have revised the disclosure on page 88 to indicate that the Company’s board of directors approved the merger agreement, the common stock private placement, debt financing and other ancillary documents, subject to changes acceptable to the officers of the Company. The Company respectfully advises the Staff that its board of directors intends to hold a meeting prior to mailing the definitive proxy statement to ratify the transaction documents and confirm its recommendation that stockholders approve and adopt the merger agreement.

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The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 87

12.	Staff’s comment: We note your revised disclosure regarding comparable companies and transactions in response to prior comment 23. Please provide a more detailed discussion of the transaction multiple analysis the board conducted to conclude that the purchase price represented a transaction multiple that was in line with publicly traded peers of Atkins and precedent transactions, as you disclose on page 80. See Item 4(a)(2) of Form S-4.

Response: In response to the Staff’s comment, we have revised the disclosure on page 88 to provide greater detail regarding the transaction multiple analysis conducted by the board of directors.

13.	We note your response to prior comment 24. Please disclose the independent financial projections, implied valuation multiples and equity returns the board considered as part of recommending that the stockholders approve the merger agreement. See Item 4(a)(2) of Form S-4. If the independent financial projections were received from an outside party, please also comply with Item 4(b) of Form S-4.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 88 and 89 to include the financial projections reviewed by the board that were prepared by the management of Atkins in considering the Business Combination, and have removed the reference to “equity returns.”

Material U.S. Federal Income Tax Consequences to Conyers Park Common Stockholders and Warrant Holders, page 92

Tax Consequences of the Parent Merger, page 95

14.	Staff’s comment: We note your response to prior comment 26 and reissue. We note your continued disclosure that U.S. holders of Conyers Park common stock who exchange Conyers Park common stock solely for Simply Good Foods common stock will not recognize gain or loss. This disclosure appears to represent that the transaction is tax-free. Please obtain and file a tax opinion. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has filed a tax opinion of Kirkland & Ellis, LLP as exhibit 8.1.

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Atkins Executive Compensation, page 134

Performance-Based Cash Incentive Compensation, page 136

15.	Staff’s comment: We note your response to prior comment 30 and reissue. Please disclose your sales growth and EBITDA targets and the amounts achieved. We continue to believe that this information is material to an investor understanding the compensation of your named executive officers. In addition, it is unclear how this disclosure would cause competitive harm because the targets appear to derive from publicly reported, company-wide financial results. For example, we note your registration statement discloses EBITDA. Refer to Question 118.04 of Compliance & Disclosure Interpretations, Regulation S-K, which states that, to the extent that a performance target level or other factor or criteria otherwise has been disclosed publicly, a company cannot rely on Instruction 4 to withhold the information.

Response: In response to the Staff’s comment, we have revised the disclosure on page 136 to include the sales growth and EBITDA targets, and amounts achieved, for fiscal year 2016.

Beneficial Ownership of Securities, page 190

16.	Staff’s comment: Please revise to provide beneficial ownership information as of the most recent practicable date. Refer to Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, we have updated the disclosure on page 189 to indicate that the beneficial ownership information is presented as of May 26, 2017.

In addition, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ David J. West
David J. West

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP

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